Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 23, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10173
60/40 Strategic Allocation Port. 3Q ‘22 - Term 10/17/23
75/25 Strategic Allocation Port. 3Q ‘22 - Term 10/17/23
(each, a “Trust” and collectively the “Trusts”)
CIK No. 1922479 File No. 333-265193

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

Comments

Risk Factors

1.Please update the disclosure in the last paragraph of the “Market Risk.” The Staff notes that quantitative easing ended a while ago and interests rate increases began last year.

Response:The Trusts confirm that the “Market Risk” will be revised to include updated disclosure.

2.The Staff questions the relevance and impact of last sentence of the “Market Risk,” which discusses businesses transitioning back to the workplace post pandemic. Please consider removing.

Response:In accordance with the Staff’s comment, the last sentence of the “Market Risk” will be removed.

3.If the Funds held by a Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:If, based on a Trust’s final portfolio, a Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

4.If the Funds held by a Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:If, based on a Trust’s final portfolio, a Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the prospectus.

5.Please consider whether the “Brexit Risk” needs to be updated.

Response:The Trusts believe the “Brexit Risk”, as currently presented, is adequate for investor comprehension but will continue to monitor for any necessary revisions to the disclosure.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon